Concordia International Corp. Grant of Treble Damages
Further Vindicates Marketing Rights of its Donnatal® Brand

•	Damage award tripled to $2.2 million

•	Decision further strengthens Donnatal® brand rights

OAKVILLE, ON, March 6, 2017 - Concordia International Corp. ("Concordia" or the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced that a U.S. district court has granted the Company treble damages related to false claims made by Method Pharmaceuticals, LLC (“Method”) and its principal owner. All financial references are in U.S. dollars.
The court awarded Concordia treble damages of $2.2 million, an increase from the original damages award of $733,000, concluding that Method wilfully engaged in false advertising under the Lanham Act by falsely listing product on pharmaceutical databases, and asserting that its medication was a legal generic alternative to Concordia’s Donnatal® drug.

Donnatal® is Concordia’s phenobarbital and belladonna alkaloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed in the United States.

“We believe that this treble damages award strengthens Concordia’s rights in Donnatal®,” said Allan Oberman, Concordia’s Chief Executive Officer. “This decision should serve as notice to any other company marketing a non-FDA approved, illegal copy of Donnatal® that the judicial system in the U.S. will hold them financially accountable for such actions.”

About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent molecules. Concordia also markets orphan drugs through its Orphan Drugs Division, consisting of Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to Concordia’s rights in Donnatal® (and the belief that the recent court decision has strengthened those rights) and that the court’s decision serves as notice to other entities marketing non-FDA approved copies of Donnatal® that the judicial system in the U.S. will hold them financially accountable for such actions. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with Concordia's securities, risks associated with other entities not being deterred to market copies of Donnatal®, which could affect Concordia’s revenues and earnings, the loss of the right to market Donnatal®, including through the FDA taking actions to remove Donnatal® from the market, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com